8-65281 AB 3/3

SEC 08026345 MMISSION

SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- [redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORS UNLIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W O'BRIEN DR, STE 103
(No. and Street)

HAGATNA, GUAM 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FLORENCE MARTINEZ (671) 477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

DHONSON PLAZA, STE B, 740 S. MARINE DR CORP DR, TAMUNING, GU 96913
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/04/08

OATH OR AFFIRMATION

I, FLORENCE MARTINEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISORS UNLIMITED, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY G. V. REYES
NOTARY PUBLIC
In and for Guam, U.S.A.
My Commission Expires: May 09, 2011
P.O. Box 8282 Tamuning, Guam 96931

Signature

VICE-PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

ADVISORS UNLIMITED

YEARS ENDED DECEMBER 31, 2007 AND 2006

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913

ADVISORS UNLIMITED

Financial Statements and Other Financial Information
Years ended December 31, 2007 and 2006

Contents

Accountants and Management Consultants

Grant Thornton

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advisors Unlimited:

We have audited the accompanying balance sheets of Advisors Unlimited as of December 31, 2007 and 2006, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Advisors Unlimited's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of Advisors Unlimited referred to above present fairly, in all material respects, the financial position of Advisors Unlimited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, net capital reconciliation with Focus Report, changes in ownership equity, and communication of reportable conditions to the Board of Directors as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890

required by the National Association of Securities Dealers. The supplemental schedules are the responsibility of Advisors Unlimited's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken a whole.

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

February 4, 2008

ADVISORS UNLIMITED

Balance Sheets
December 31, 2007 and 2006

ASSETS	2007	2006
Current assets:		
Cash and cash equivalents	$ 23,470	$ 17,623
Accounts receivable, net of allowance for doubtful accounts of $0 in 2007 and 2006	27,712	23,800
Prepaid expenses	2,963	2,414
Total current assets	54,145	43,837
Property and equipment, net of accumulated depreciation	13,434	4,449
Total assets	$ 67,579	$ 48,286

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006
Current liabilities:		
Accounts payable	$ 12,172	$ -
Gross receipts tax payable	1,174	1,056
Income tax payable	-	2,649
Total current liabilities	13,346	3,705
Stockholders' equity:		
Common stock, $1 par value, 100,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional paid-in capital	5,000	5,000
Retained earnings	29,233	19,581
Total stockholders' equity	54,233	44,581
Total liabilities and stockholders' equity	$ 67,579	$ 48,286

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statements of Income and Retained Earnings
Years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Advisory fees	$ 115,407	$ 95,546
Commissions	97,887	75,941
Other income	35,027	-
Total revenues	248,322	171,487
Operating expenses:		
Commissions	142,243	102,806
Rent	12,480	12,480
Office expenses	13,211	6,508
Legal and professional fees	18,100	5,900
Wages	20,816	5,817
Utilities	5,937	5,268
Licenses, fees, and sundry taxes	10,647	4,615
Entertainment and meals	1,373	2,278
Insurance	3,057	1,742
Maintenance and repairs	390	1,646
Dues and subscriptions	820	1,510
Depreciation and amortization	1,889	1,320
Advertising and promotion	479	479
Other	7,228	216
Total operating expenses	238,670	152,585
Net income before income taxes	9,652	18,902
Income tax expense	-	(2,649)
Net income after income tax expense	9,652	16,253
Retained earnings at beginning of year	19,581	9,328
Dividends paid	-	(6,000)
Retained earnings at end of year	$ 29,233	$ 19,581

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows provided by (used in) operating activities:		
Net income	$ 9,652	$ 16,253
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,889	1,320
(Increase) decrease in assets:		
Accounts receivable	(3,912)	(3,056)
Prepaid expenses	(549)	(631)
Increase (decrease) in liabilities:		
Accounts payable	12,172	(5,080)
Gross receipts taxes payable	118	(5)
Income taxes payable	(2,649)	2,323
Net cash provided by operating activities	16,721	11,124
Cash flows used by investing activities:		
Asset purchases	(10,875)	(1,543)
Net cash used by investing activities	(10,875)	(1,543)
Cash flows used by financing activities:		
Dividends paid	-	(6,000)
Net cash used by financing activities	-	(6,000)
Net increase in cash	5,846	3,581
Cash at beginning of year	17,623	14,042
Cash at end of year	$ 23,470	$ 17,623

	2007	2006
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Guam income tax	$ -	$ 443
Interest and bank fees	50	172
	$ 50	$ 615

See accompanying notes to financial statements and auditors' report.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Advisors Unlimited (the Company or the Corporation) was incorporated under the laws of Guam on November 15, 2000. The Corporation's primary purpose is to conduct business as a general brokerage and financial advising firm.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the balance sheet and the statement of cash flows, cash is defined as cash on hand, money market accounts, and on deposit with banks.

Advisors Unlimited had approximately $21,575 and $9,452 of deposits insured through the Federal Deposit Insurance Corporation (FDIC) as of December 31, 2007 and 2006, respectively.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. In 2007 and 2006, depreciation and amortization is based on the straight line method over the estimated useful lives of the respective assets.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an "S" Corporation beginning January 1, 2007. In lieu of corporation income tax, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Guam income tax has been included in the financial statements in 2007. If the Corporation had been required to pay Guam income tax the tax expense for the year ending December 31, 2007 would have been $1,367. The tax expense was $2,418 for the year ending December 31, 2006.

Advertising

Website advertisement fees and media advertisement, such as newspaper and magazines, are expensed as they are incurred. Advertising expenses amounted to $479 in 2007 and 2006.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2007 and 2006 follows:

	2007	2006
Furniture and equipment	$ 29,568	$ 18,693
Leasehold improvements	721	721
	30,289	19,414
Less accumulated depreciation	(16,855)	(14,965)
	$ 13,434	$ 4,449

NOTE 3 – SIGNIFICANT REVENUE SOURCE

Three multinational brokerage firms account for 53.6% and 61.4% of the Corporation's revenues for the years ended December 31, 2007 and 2006, respectively.

NOTE 4 – COMMITMENTS

Future annual rental commitments under a non-cancelable operating lease at December 31, 2007 are as follows:

Year ending December 31,		
2008	$	12,480

Rent expense was $12,480 in 2007 and 2006.

NOTE 5 – CONCENTRATIONS OF RISK

Most of the Company's business activity is with customers located within Guam.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Cash in bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC) for $100,000 per institution. As of December 31, 2007, there were no cash in banks in excess of the FDIC insurance limit.

ADVISORS UNLIMITED

Computation of Net Capital
December 31, 2007

Total ownership equity qualified for net capital	$	54,233
Deductions and/or charges:		
Nonallowable assets from statement of financial condition		(45,376)
Net capital before haircuts on securities positions		8,857
Haircuts on securities		-
Net capital	$	8,857

ADVISORS UNLIMITED

Computation of Aggregate Indebtedness
December 31, 2007

Total aggregate indebtedness	$	13,346
Net capital	$	8,857
Percentage of aggregate indebtedness to net capital		151%

ADVISORS UNLIMITED

Computation of Basic Net Capital Requirement
December 31, 2007

Minimum net capital required	$	890
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
Net capital requirement	$	5,000
Net capital		8,857
Excess net capital	$	3,857
Excess net capital at 1000%:		
Net capital		8,857
Less: 10% of aggregate indebtedness		1,335
Excess net capital at 1000%	$	7,522

ADVISORS UNLIMITED

Computation of Net Capital
Reconciliation with Focus Report Form X-17A-5
December 31, 2007

	Per Audit	Per Focus Report	Difference
Total ownership equity qualified for net capital	$ 54,233	$ 51,627	$ 2,606
Deductions and/or charges:			
Nonallowable assets from statement of financial condition	(45,376)	(41,305)	(4,071)
Net capital before haircuts on securities positions	8,857	10,322	(1,465)
Haircuts on securities	-	-	-
Net capital	$ 8,857	$ 10,322	$ (1,465)

The difference in reported ownership equity qualified for net capital is the net effect of audit adjustments which were not reflected in the Focus Report at the time of preparation.

The difference in nonallowable assets from the statement of financial condition is the net effect of audit adjustments and allowable assets which were not included in the Focus Report at the time of preparation.

ADVISORS UNLIMITED

Statement of Changes in Ownership Equity
December 31, 2007

Beginning Balance	January 1, 2007	$	44,581
Net Income			9,652
Dividends paid			-
Ending Balance	December 31, 2007	$	54,233

Accountants and Management Consultants

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements and supplementary schedules of Advisors Unlimited (the Company), for the year ended December 31, 2007, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Company is exempted from SEC Rule 15c3-3 as it meets all of the following conditions:

1. Its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
2. Its transactions as broker (agent) are limited to: (a) the sale and redemption or redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890

3. It promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists of additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

February 4, 2008

ADVISORS UNLIMITED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2007

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(1) exemptive provision.

See accompanying notes to financial statements and auditors' report.

Grant Thornton

February 4, 2008

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements of Advisors Unlimited for the years ended December 31, 2007 and 2006, on which we have issued our report dated February 4, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, NASD, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

END